==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: December 10, 2002


                              CEMEX, S.A. de C.V.
            --------------------------------------------------------
            (Exact name of Registrant as specified in its charter)


                                  CEMEX Corp.
            --------------------------------------------------------
                (Translation of Registrant's name into English)


                             United Mexican States
           ---------------------------------------------------------
                (Jurisdiction of incorporation or organization)


        Ave. Constitucion 444 Pte. Monterrey, Nuevo Leon, Mexico 64000
        ---------------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
===============================================================================



         This report on Form 6-K shall be deemed to be incorporated by reference into (i) Post-Effective Amendment No. 3 to CEMEX, S.A. de C.V.'s ("CEMEX") Registration Statement on Form F-3 (Registration No. 333-11382) filed with the Securities and Exchange Commission (the "Commission") on October 23, 2002, (ii) CEMEX's Registration Statement on Form F-3 (Registration No. 333-86700) filed with the Commission on April 19, 2002,
(iii) CEMEX's Registration Statement on Form S-8 (Registration No. 333-86090) filed with the Commission on April 11, 2002, (iv) CEMEX's Registration Statement on Form S-8 (Registration No. 333-83962) filed with the Commission on March 7, 2002 and (v) CEMEX's Registration Statement on Form S-8 (Registration No. 333-13970) filed with the Commission on September 20, 2001 (collectively, the "Registration Statements"), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


                                   Contents


         1. Report on CEMEX's results of operations for the third quarter of 2002 (attached hereto as exhibit 1).


         Please note that this report on Form 6-K should be read in conjunction with (i) CEMEX's annual report on Form 20-F for the year ended December 31, 2001, which was filed with the Commission on April 8, 2002 and
(ii) CEMEX's Report on Form 6-K furnished to the Commission on October 10, 2002, which contains a report on CEMEX's results of operations for the six months ended June 30, 2002.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEMEX, S.A. de C.V.
                                                  (Registrant)


Date:   December 9, 2002                         By:  /s/ Rafael Garza
                                                      -----------------------
                                                      Name:  Rafael Garza
                                                      Title: Chief Comptroller

                                                                     EXHIBIT 1

                              CEMEX, S.A. de C.V.
                          2002 Third Quarter Results

           References herein to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A. de C.V., a Mexican corporation, and its consolidated subsidiaries. References herein to "U.S.$" and "Dollars" are to U.S. Dollars, and, unless otherwise indicated, references to "Ps" and "Pesos" are to constant Mexican Pesos as of September 30, 2002. The information set forth below contains convenience translations of Peso amounts into Dollars at an exchange rate of Ps10.22 to U.S.$1.00, the CEMEX accounting rate as of September 30, 2002. The noon buying rate for Pesos on September 30, 2002 was Ps10.212 to U.S.$1.00.

           On October 28, 2002, CEMEX announced its results for the third quarter of 2002. The following table contains a summary of CEMEX's preliminary unaudited consolidated financial results as of and for the three- and nine-month periods ended September 30, 2001 and 2002. The interim results of operations for the three- and nine-month periods ended September 30, 2002 are not necessarily indicative of operating results to be expected for the entire fiscal year. Following the table is a discussion of CEMEX's results for the third quarter of 2002.

                                                                         Unaudited
                                       ------------------------------------------------------------------------------
                                           As of and for the Nine Months          As of and for the Three Months
                                                Ended September 30,                    Ended September 30,
                                       ---------------------------------------  -------------------------------------
                                           2001           2002        2002        2001          2002          2002
                                       -------------   ----------   ----------  ---------    ----------    ----------
                                           (in millions of constant Pesos as of September 30, 2002 and Dollars, except share and per share amounts)
Income Statement Information:
Net sales .............................    Ps 51,883    Ps 50,469  U.S.$4,938   Ps 17,609    Ps 17,587     U.S$1,721
Cost of sales(1) ......................      (28,086)     (27,788)     (2,719)     (9,541)      (9,805)         (959)
Gross profit ..........................       23,797       22,680       2,219       8,068        7,782           761
Operating expenses ....................      (11,125)     (11,874)     (1,162)     (3,963)      (4,164)         (407)
Operating income ......................       12,672       10,807       1,057       4,104        3,618           354
Comprehensive financing income
   (cost), net(2) .....................          229       (3,565)       (349)     (1,857)      (2,539)         (248)
Other income (expense), net ...........       (2,390)      (2,872)       (281)       (843)        (755)          (74)
Income before income tax, business
   assets tax, employees' statutory
   profit sharing and equity in
   income of affiliates ...............       10,510        4,370         428       1,405          324            32
Minority interest .....................        1,288          351          34         153          176            17
Majority interest net income ..........        7,965        3,636         356       1,070          169            17
Earnings per share(3)(4) ..............         2.48         1.64        0.16        0.24         0.04          0.00
Number of shares outstanding(3) .......        4,376        4,559       4,559       4,376        4,559         4,559

Balance Sheet Information:
Cash and temporary investments ........        5,778        3,437         336       5,778        3,437           336
Net working capital investment(5) .....        9,218        9,788         958       9,218        9,788           958
Property, machinery and equipment, net.       91,444       90,116       8,818      91,444       90,116         8,818
Total assets ..........................      161,743      166,485      16,290     161,743      166,485        16,290
Short-term debt .......................       21,186       19,412       1,899      21,186       19,412         1,899
Long-term debt ........................       35,747       41,207       4,032      35,747       41,207         4,032
Minority interest(6) ..................       19,718       12,373       1,211      19,718       12,373         1,211
Stockholders' equity (excluding
   minority interest)(7) ..............       57,082       60,599       5,929      57,082       60,599         5,929
Book value per share(3) ...............        13.05        13.29        1.30       13.05        13.29          1.30

Other Financial Information:
Operating margin ......................        24.4%        21.4%       21.4%       23.3%        20.6%         20.6%
EBITDA(8) .............................       17,164       15,375       1,504       5,626        5,162           505
Ratio of EBITDA to interest expense,
   capital securities dividends and
   preferred equity dividends(9) ......         4.16         5.49        5.49        4.89         5.30          5.30
Investment in property, machinery and
   equipment, net .....................        3,571        2,878         282       1,146        1,322           129
Depreciation and amortization .........        4,492        4,568         447         720          871            85
Net resources provided by operating
   activities(10) .....................       16,175       12,344       1,208       5,097        5,162           505

                                                                                         (footnotes on next page)



----------------
(1)   Cost of sales includes depreciation.

(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) on marketable securities, foreign exchange result, net and monetary position result.

(3) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(4) Earnings per share are calculated based upon the weighted average number of shares outstanding during the preceding 12-month period. In accordance with Mexican GAAP, earnings per share as of September 30, 2001 and 2002 (unaudited) was calculated based on net income for the prior 12-month periods, which amounted to Ps10.5 billion and Ps7.3 billion, respectively.

(5) Net working capital investment equals trade receivables plus inventories less trade payables.

(6) Minority interest at September 30, 2001 and 2002 includes liquidation amounts of U.S.$900 million (Ps9.2 billion) and U.S.$650 million (Ps6.6 billion), respectively, of issued preferred equity. In addition, minority interest net income in the first nine months of 2002 and 2001 includes preferred dividends in the amount of approximately U.S.$6.9 million (Ps69.4 million) and U.S.$85.5 million (Ps865.2 million), respectively. Of the U.S.$650 million of preferred equity outstanding as of September 30, 2002, U.S.$195 million is due in February 2004 and U.S.$455 million is due in August 2004.

(7) In December 1999, we entered into forward contracts with a number of banks, initially covering 21,000,000 ADSs, which has increased to 24,008,313 as a result of stock dividends received in respect of such ADSs. These ADSs are considered to have been sold to the banks, and, therefore, future changes in the fair value of the ADSs will not be recorded until settlement. Final settlement of the forward contracts is currently scheduled for December 2002. When we settle the forward contracts, the purchase price of the forward contracts relating to our ADSs will be recorded as a decrease in stockholders' equity.

(8) EBITDA equals operating income before amortization expense and depreciation. Amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). We present EBITDA because it is used by some investors to measure a company's ability to service debt and is included herein as a convenience only and may not be comparable to similarly titled measures reported by other companies. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to net income as a measure of operating performance or to cash flows from operations as a measure of liquidity.

(9) Capital securities dividends consist of accrued dividends on U.S.$250 million aggregate liquidation amount of 9.66% Putable Capital Securities issued by one of our subsidiaries in May 1998. In April 2002, we successfully completed a tender offer for the capital securities, with approximately U.S.$183.75 million in aggregate liquidation amount having been tendered and accepted in the offer.

(10) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain and loss from trading in marketable securities, including realized gain or loss from trading in our capital stock.



Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Net Sales

         Our sales decreased slightly from Ps17,609 million in the third quarter of 2001 to Ps17,587 million in the third quarter of 2002. The slight decrease was primarily attributable to a decrease in cement sales prices in Mexico, lower demand in the United States due to unfavorable weather conditions, lower demand in Venezuela due to uncertain political conditions and lower average cement prices in several of our markets as a result of unfavorable economic conditions, which were partially offset by increased sales in Spain, the Caribbean, Colombia and Asia. Our worldwide cement sales volumes also decreased slightly, from 15.99 million tons in the third quarter of 2001 to 15.97 million tons in the third quarter of 2002. Our worldwide ready-mix concrete sales volumes increased 10%, from 4.61 million cubic meters in the third quarter of 2001 to 5.05 million cubic meters in the third quarter of 2002.

         Our Mexican operations' domestic gray cement sales volumes increased 6% in the third quarter of 2002 compared to the third quarter of 2001. Our Mexican operations' ready-mix concrete sales volumes increased 10% in the third quarter of 2002 compared to the third quarter of 2001. The increase in sales volumes resulted primarily from increased demand in the public sector, which was partially offset by unfavorable weather conditions in the southeast and central regions during September, leading to a decrease in shipment volumes and delays in construction activity. Our Mexican operations' cement export volumes, which represented 7% of our Mexican cement sales volumes in the third quarter of 2002, decreased 25% in the third quarter of 2002 compared to the third quarter of 2001, primarily attributable to the weakness in the U.S. market. Of our Mexican operations' cement export volumes during the third quarter of 2002, 54% was shipped to North America, 29% to the Caribbean and 17% to Central America and South America. The average cement price in Mexico decreased 6.5% in constant Peso terms in the third quarter of 2002 compared to the third quarter of 2001, and the average ready-mix concrete price decreased 8% in constant Peso terms over the same periods, as a result of inflation increases and the inability to raise prices due to unfavorable economic conditions in Mexico.

         Our United States operations' cement sales volumes, which include cement purchased from our other operations, decreased 6% in the third quarter of 2002 compared to the third quarter of 2001. Ready-mix concrete sales volumes decreased 2% during the same period. Residential construction growth in the United States remained stable while industrial and commercial construction declined as a result of continued weakness in the manufacturing and commercial sectors. The cement-intensive public works sector, in particular highway construction, is still the strongest source of cement demand. Cement demand decreased during the third quarter of 2002 primarily as a result of unfavorable weather conditions during September. Our United States operations' average sales price of cement decreased 1% in Dollar terms in the third quarter of 2002 compared to the third quarter of 2001, and the average price of ready-mix concrete remained flat in Dollar terms over the same periods.

         Our Spanish operations' domestic cement sales volumes increased 4% in the third quarter of 2002 compared to the third quarter of 2001, and ready-mix concrete sales volumes increased 8% over the same periods. The increase in sales volumes resulted primarily from an increase in public works spending and residential construction. Our Spanish operations' cement export volumes represented 4% of our Spanish cement sales volumes in the third quarter of 2002. Of our Spanish operations' total cement export volumes during the third quarter of 2002, 36% was shipped to North America, 36% to Africa, 15% to Europe and Asia and 13% to the Caribbean. Our Spanish operations' average domestic sales price of cement increased 1% in Euro terms in the third quarter of 2002 compared to the third quarter of 2001, and the average sales price of ready-mix concrete decreased 1% in Euro terms.

         Our Venezuelan operations' domestic cement sales volumes decreased 16% in the third quarter of 2002 compared to the third quarter of 2001, and ready-mix concrete sales volumes decreased 24% in the third quarter of 2002 compared to the third quarter of 2001. The decreases in sales volumes were primarily attributable to the uncertain political climate in Venezuela, which led to a decline in public infrastructure spending and weaker demand from the self-construction sector due to lower real disposable income as a result of wages lagging behind inflation. Our Venezuelan operations' cement export volumes, which represented 45% of our Venezuelan cement sales volumes in the third quarter of 2002, decreased 7% in the third quarter of 2002 compared to the third quarter of 2001, primarily due to the weakness of the economy in the United States, which is the principal destination of such exports. Of our Venezuelan operations' total cement export volumes during the third quarter of 2002, 65% was shipped to North America and 35% to the Caribbean. Our Venezuelan operations' average domestic sales price of cement increased 23% in constant Bolivar terms in the third quarter of 2002 compared to the third quarter of 2001, and the average sales price of ready-mix concrete increased 8% in constant Bolivar terms over the same periods, primarily due to our raising prices in constant Bolivar terms in an effort to re-align these prices with their Dollar equivalents as a result of the significant depreciation of the Bolivar during 2002.

         Our Colombian operations' domestic cement sales volumes increased 4% in the third quarter of 2002 compared to the third quarter of 2001, and ready-mix concrete sales volumes increased 7% in the third quarter of 2002 compared to the third quarter of 2001. The increase in sales volumes were primarily attributable to increased demand from the residential and self-construction sectors, which was partilly offset by a reduction in demand from the public works sector, as several major projects ended during the first half of 2002. Our Colombian operations' average sales price of cement increased 8% in Colombian Peso terms in the third quarter of 2002 compared to the third quarter of 2001, and the average sales price of ready-mix concrete increased 2% in Colombian Peso terms over the same periods, primarily due to inflation adjustments and increased demand from the residential and self-construction sectors.

         Our Central American and Caribbean operations consist of our operations in the Dominican Republic, Nicaragua, Panama and Costa Rica, Puerto Rico, as well as our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela and Mexico. Our Central American and Caribbean operations' domestic cement sales volumes increased approximately 9% in the third quarter of 2002 compared to the third quarter of 2001. Excluding our trading operations in the Caribbean region, our Central American and Caribbean operations' domestic cement sales volumes increased approximately 11% in the third quarter of 2002 compared to the third quarter of 2001, primarily as a result of our acquisition of Puerto Rican Cement Company, Inc. in August 2000 and our inclusion of its operations, which represented 8% of our total cement sales volume in the region during the third quarter of 2002. Our Central American and Caribbean operations' ready-mix concrete sales volumes increased approximately 162% in the third quarter of 2002 compared to the third quarter of 2001, primarily attributable to the inclusion of our Puerto Rican operations and the beginning of ready-mix concrete sales in Costa Rica during the third quarter of 2002, as well as a 49% volume increase in our Panamanian operations and a 15% increase in volumes in our Dominican Republic operations during the same period. In addition, our Caribbean region trading operations' cement sales volumes decreased approximately 3% in the third quarter of 2002 compared to the third quarter of 2001. Our Central American and Caribbean operations' average domestic sales price of cement increased 16% in Dollar terms in the third quarter of 2002 compared to the third quarter of 2001, primarily due to increases in the average sales prices of cement in the Dominican Republic and Nicaragua of 34% and 21%, respectively, as a result of strong domestic demand, while the average sales price of cement decreased slightly in Panama and remained flat in the other countries.

         Our Philippine operations' domestic cement sales volumes increased 36% in the third quarter of 2002 compared to the third quarter of 2001, primarily as a result of our commercial marketing programs, including significant price decreases, in an effort to reduce competition from imports and increase our market share. The construction sector of the economy remained weak as a result of reduced public spending and cautious investor sentiment. Our Philippine operations' average domestic sales price of cement decreased 32% in Philippine Peso terms in the third quarter of 2002 compared to the third quarter of 2001, as a result of our significant price reductions in connection with our commercial marketing programs described above.

         Our Thai operations' domestic cement sales volumes increased 5% in the third quarter of 2002 compared to the third quarter of 2001, primarily as a result of our increased capacity utilization, which was partially offset by unfavorable weather conditions during September. Our Thai operations' average sales price of cement decreased 11% in Baht terms during the third quarter of 2002 compared to the third quarter of 2001, primarily due to significant competitive pricing pressure towards the end of 2001 and early 2002, from which prices have recovered only slightly during 2002. Cement prices in Thailand are indirectly controlled by the Thai government.

         Our Egyptian operations' domestic cement sales volumes remained flat in the third quarter of 2002 compared to the third quarter of 2001, as a result of a decrease in national domestic cement demand, which was offset by an increase in our market share. Public spending in Egypt remained stable during the third quarter of 2002 while the private sector remained depressed. Our Egyptian operations' average sales price of cement decreased 4% in Egyptian Pound terms during the third quarter of 2002 compared to the third quarter of 2001, primarily as a result of our price reductions in an effort to increase our market share. Egyptian cement prices are indirectly controlled by the Egyptian government as a result of the government's control of almost 50% of the industry's capacity.

Cost of Sales

         Our cost of sales, including depreciation, increased 3% from Ps9,541 million in the third quarter of 2001 to Ps9,805 million in the third quarter of 2002, primarily attributable to our investments in information technology in an effort to increase the efficiency of our operations. As a percentage of sales, cost of sales increased from 54.2% in the third quarter of 2001 to 55.8% in the third quarter of 2002.

Gross Profit

         For the reasons mentioned above, our gross profit decreased by 4% from Ps8,068 million in the third quarter of 2001 to Ps7,782 million in the third quarter of 2002. Our gross margin decreased from 45.8% in the third quarter of 2001 to 44.2% in the third quarter of 2002, primarily as a result of lower average price levels in several of our markets.

Operating Expenses

         Our operating expenses increased 5% from Ps3,963 million in the third quarter of 2001 to Ps4,164 million in the third quarter of 2002, primarily as a result of our investments in information technology in an effort to lower our costs and make our business process more efficient as well as increased efforts to strengthen our commercial and distribution network worldwide. As a percentage of sales, our operating expenses increased from 22.5% in the third quarter of 2001 to 23.7% in the third quarter of 2002.

Operating Income

         For the reasons mentioned above, our operating income decreased 12% from Ps4,104 million in the first quarter of 2001 to Ps3,618 million in the first quarter of 2002.

Comprehensive Financing Income (Cost)

         Comprehensive financing income (cost) can have a significant effect on the financial statements of a company in periods of high inflation or significant currency devaluation. Pursuant to Mexican GAAP, income statements are required to present all financial effects of operating and financing the business under inflationary conditions. For presentation purposes, all effects are listed under comprehensive financing income (cost) and include:

         o     financial expense on borrowed funds;

         o financial income on cash and temporary investments, appreciation or depreciation of marketable securities and the realized gain or loss from the sale of investments;

         o foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

         o gains and losses resulting from having monetary liabilities or assets exposed to inflation.

                                                                                 Three Months Ended
                                                                                   September 30,
                                                                                ----------------------
                                                                                2001             2002
                                                                                ----             ----
                                                                                   (in millions of
                                                                                   constant Pesos)

Net comprehensive financing income (cost):
   Financial expense.......................................................   Ps   (975)    Ps    (905)
   Financial income........................................................         140             96
   Foreign exchange gain (loss), net.......................................      (1,247)           (58)
   Gain (loss) on valuation of marketable securities and other
       investments.........................................................        (447)        (2,521)
   Monetary position gain..................................................         672            849
                                                                              ----------    -----------
       Net comprehensive financing income(cost)............................   Ps (1,857)    Ps  (2,539)
                                                                              ==========    ===========

         Our net comprehensive financing income (cost) decreased from a loss of Ps1,857 million in the third quarter of 2001 to a loss of Ps2,539 million in the third quarter of 2002. The components of the net decrease are set forth below. Our financial expense was Ps905 million for the third quarter of 2002, a decrease of 7% from Ps975 million in the third quarter of 2001. The decrease was primarily attributable to lower average interest rates and debt reduction. Our financial income decreased 31% from Ps140 million in the third quarter of 2001 to Ps96 million in the third quarter of 2002 as a result of a lower level of investments in fixed rate instruments and lower average interest rates compared to the third quarter of 2001. Our net foreign exchange results improved to a loss of Ps58 million in the third quarter of 2002 from a loss of Ps1,247 million in the third quarter of 2001. The foreign exchange loss in the third quarter of 2002 is primarily attributable to a depreciation of the Peso against the Dollar, which was partially offset by a depreciation of the Japanese Yen against the Dollar, as compared to the foreign exchange loss in third quarter of 2001, which was primarily attributable to a depreciation of the Peso against the Dollar. Our gain (loss) from valuation of marketable securities decreased from a loss of Ps447 million in the third quarter of 2001 to a loss of Ps2,521 million in the third quarter of 2002, primarily attributable to changes in the market prices of our investments and derivative instruments, including a non-cash charge of Ps1,809 million related to changes in the fair market value of our interest rate derivatives during the third quarter of 2002 as a result of our swapping a portion of our floating rate debt for fixed rate debt while interest rates continued to decline below these fixed rate levels. Our monetary position gain increased from Ps672 million during the third quarter of 2001 to Ps849 million during the third quarter of 2002, as a result of the increase in the weighted average inflation index in the third quarter of 2002 compared to the same period in 2001.

Other Expenses, Net

         Our other expenses, net for the third quarter of 2002 were Ps755 million, a 10% decrease from Ps843 million in the third quarter of 2001, during which we incurred additional expenses related to sales of assets.

Income Taxes, Business Assets Tax and Employees' Statutory Profit Sharing

         Our tax expense, consisting of income taxes and business assets tax, decreased from Ps188 million in the third quarter of 2001 to Ps38 million in the third quarter of 2002. Our average statutory income tax rate in the third quarter of 2002 was approximately 35%. Our effective tax rate was 11.7% in the third quarter of 2002 compared to 13.4% in the third quarter of 2001. Employees' statutory profit sharing decreased from Ps93 million during the third quarter of 2001 to Ps36 million during the third quarter of 2002. In the third quarter of 2001, we were able to benefit from the differences between the book and tax inflation. However, as a result of recent tax law changes, we were not able to take advantage of this benefit in the third quarter of 2002 and we will not be able to take advantage of such benefit in future periods.

Majority Interest Net Income

         Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

         For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for the third quarter of 2002 decreased 72%, from Ps1,223 million in the third quarter of 2001 to Ps345 million in the third quarter of 2002. The portion of our consolidated net income allocable to minority interest increased from Ps153 million in the third quarter of 2001 to Ps176 million in the third quarter of 2002, primarily as a result of significant increases in the consolidated net income from our operations in Mexico and Venezuela compared to the third quarter of 2001. Majority interest net income decreased 84%, from Ps1,070 million in the third quarter of 2001 to Ps169 million in the third quarter of 2002. As a percentage of net sales, majority interest net income decreased from 6.1% in the third quarter of 2001 to 1.0% in the third quarter of 2002.

Recent Developments

         On August 14, 2002, we established a new Mexican domestic medium term promissory notes program for Ps5 billion and on October 18, 2002, we issued the initial tranche under this program. The tranche consists of Ps800 million in nominal pesos with a maturity of six years and a rate per annum equal to the 182-day Mexican treasury rate (CETES) plus 145 basis points. This transaction was swapped into Dollars through derivatives into a Dollar rate of less than LIBOR +1%. We used the proceeds of the transaction to repay debt.